SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

January ,2004

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F  X        Form 40-F  _______

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes   X            No  ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

"Lana Bea Turner"

Date: January 31, 2004

by:  ______________________________________

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0156

Shares Outstanding: 26,164,395

CUSIP #229248109

OTCBB Trading Symbol: "CYTGF"

January 15, 2004

Vancouver, BC...Crystal Graphite Corporation (OTCBB:  CYTGF)...is pleased to announce that Alexander W. Cox has accepted nomination to the Board of Directors to be elected at CGC's Annual General Meeting to be held on February 24, 2004.

Mr. Cox is a resident of Vancouver and is a successful real estate developer, developing properties in Whistler, Victoria and the lower mainland of B. C.

Mr. Cox graduated from McGill University, 1961 Bachelor of Accounting, 1963 Licentiate in Accounting and 1963 Chartered Accountant.  Mr. Cox was engaged in public practice with the National Accounting Firm of Clarkson, Gordon (now Ernst & Young) for over 20 years.  Mr. Cox was a client handling partner responsible for co-ordinating the performance of audit, accounting tax and a variety of other special work for a wide range of clients in both the public and private sector.

Mr. Cox is a long standing shareholder and supporter and will add significant experience and wisdom to our Board of Directors.

About Crystal Graphite

Crystal Graphite has developed three high purity flake graphitic products (97% to 99.5% graphitic carbon).  These products are produced at the company's processing facility, using graphitic material from the company's Black Crystal deposit near Nelson, British Columbia.  One of the Company's target markets is the bi-polar plate manufacturing which is an integral component for the fuel cell industry.  Visit the Company's website: http://www.crystalgraphite.com or by contact the company via toll free 1-877-509-8877 or by email: gvanboeyen@crystalgraphite.com.

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward looking statements."  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could" or "might" occur.